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08029282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCC SECURITIES CORPORATION FORMERLY KNOWN AS PROSPECT FINANCIAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 AVENUE OF THE STARS SUITE 535
(No. and Street)

LOS ANGELES (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK G. BEGSLEY 703-893-0021 EXT 102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARUE, CORRIGAN & McCORMICK LLP
(Name – *if individual, state last, first, middle name*)

5959 TOPANGA CANYON BLVD STE 180 WOODLAND HILLS CA 91367
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008 E
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC 101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK G. BEESLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCC SECURITIES CORPORATION, FORMERLY KNOWN AS PROSPECT FINANCIAL ADVISORS LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

[signature]
Signature

PRESIDENT | CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GCC SECURITIES CORPORATION
(formerly known as Prospect Financial Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007
with Independent Auditors' Report

TABLE OF CONTENTS

LaRUE, CORRIGAN & McCORMICK LLP

Certified Public Accountants

5959 Topanga Canyon Boulevard, Suite 180
Woodland Hills, California 91367
Telephone 818-587-9300
Facsimile 818-347-0904
lcmcpa.com

ROBERT LaRUE 818-587-9302 MIKE McCORMICK 818-587-9303
KEN TEASDALE 818-587-9305 JACK CORRIGAN 818-587-9301

INDEPENDENT AUDITORS' REPORT

To the Shareholder
GCC Securities Corporation

We have audited the accompanying statement of financial condition of GCC Securities Corporation (formerly known as Prospect Financial Advisors, LLC) (the "Company"), as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of GCC Securities Corporation (formerly known as Prospect Financial Advisors, LLC) as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

LaRue, Corrigan & McCormick LLP

February 8, 2008

GCC SECURITIES CORPORATION
(formerly known as Prospect Financial Advisors, LLC)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2007

Assets	
Current assets:	
Cash (Note 2)	$ 34,930
Prepaid expenses and other current assets (Note 2)	78,686
Total current assets	113,616
Property and equipment, net (Notes 2 and 3)	8,608
Total assets	$ 122,224
Liabilities and shareholder's equity	
Current liabilities:	
Accounts payable	$ 626
Insurance payable	74,000
Loan payable (Note 5)	2,544
Total current liabilities	77,170
Commitments	
Shareholder's equity (Note 6):	
Common stock, par value $0.01per share, 100,000 shares authorized; no shares issued and outstanding	-
Additional paid in capital	71,107
Accumulated deficit	(26,053)
Total shareholder's equity	45,054
Total liabilities and shareholders' equity	$ 122,224

See independent auditors' report and accompanying notes

GCC Securities Corporation
(formerly known as Prospect Financial Advisors, LLC)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2007

Note 1 – Organization

GCC Securities Corporation (the "Company") was formed as a Delaware Corporation on February 28, 2007 for the purpose of merging with Prospect Financial Advisors, LLC ("Prospect") and becoming the surviving corporation. Prospect was formed as a Delaware Limited Liability Company on April 19, 2002 for the purpose of providing various financial advisory services.

On April 17, 2007, Prospect entered into a Membership Interest Purchase Agreement and Agreement of Merger (the "Agreement") with the Company to merge Prospect into the Company with an exchange of Prospect's Member's Interests for the common stock of the Company's parent ("Galen"). The Agreement was effective on November 7, 2007 (the "Effective Date") and the Series A Common Units and Series A Preferred Units issued and outstanding for Prospect were converted into shares of Galen's common stock on that date. All Series B Common Units were redeemed and retired by Prospect prior to the Effective Date of the Agreement. The terms of the Agreement also included Prospect identifying certain assets consisting of exercisable warrants (see Note 4) and contractual rights to receive fees and expense reimbursements from clients with whom Prospect had signed engagement letters prior to the date of the Agreement (the "Other Excluded Assets"). These Other Excluded Assets were not included in the Agreement and were distributed to Prospect's Members in specific amounts prior to the Effective Date.

As a result of this agreement and in conjunction with Prospect's operating agreement, Prospect as a legal entity was terminated and its operations were merged with the Company. The Company is the surviving corporation and only contains the operations of Prospect.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (Continued)

Cash Balances - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did not have cash on deposit exceeding the insured limit at December 31, 2007.

Prepaid Expenses - Prepaid expenses primarily include prepaid insurance, which is expensed monthly over the life of the policies.

Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which ranges from three to five years.

Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes.* Accordingly, the Company uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on temporary differences between financial reporting and income tax basis of assets and liabilities at the balance sheet date multiplied by the applicable tax rates. The Company had no provision for income taxes or deferred taxes for the year ended December 31, 2007.

Note 3 – Property and Equipment

Property and equipment at December 31, 2007 consists of the following:

Computer and office equipment	$38,131
Less: accumulated depreciation	(29,523)
	$ 8,608

Depreciation expense for year ended December 31, 2007 was $6,998.

Note 4 – Exercisable Warrants

On June 30, 2005, Prospect received 2,850,000 common stock purchase warrants (the "Warrants") from a client as part of an advisory fee for services rendered. The Warrants are exercisable for a period of five years at an exercise price of $0.06 per share of common stock to be acquired upon exercise. The fair value of the Warrants received was determined upon issuance and then revalued on December 31, 2005 due to impairment using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate of 3.0%; expected lives of 5 years; expected volatility of 45.0%; and no dividend yield.

As a result of the Agreement, the Warrants were distributed to Prospect's Members as of the Effective Date (see Note 1).

Note 5 – Loan Payable

During the year ended December 31, 2004, a Series A Preferred Interest member of Prospect loaned the entity $22,379 which is due in May 2008. The Company continues to make monthly payments in the amount of $515, including interest at a rate of 4.96%. The balance at December 31, 2007 of $2,544 is due in May 2008.

Interest expense for the year ended December 31, 2007 was $251.

Note 6 – Shareholder's Equity

Pursuant to the Agreement with the Company on the Effective Date, Prospect's Member's Interests were exchanged for Galen's common stock and the Company was recapitalized. As a result of this transaction and pursuant to Prospect's operating agreement, Prospect was terminated as a limited liability company. The operations of Prospect were merged with the Company's and the Company was the surviving corporation.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000. As of December 31, 2007, the Company was deficient in its minimum net capital requirement. However in January 2008, the Company's parent corporation made a capital contribution of $70,000 to the Company to satisfy its minimum net capital requirement.

Note 7 – Net Capital Requirements (Continued)

The following summarizes the Company's net capital deficiency at December 31, 2007:

Net capital	($42,240)
Required net capital	5,000
Net capital deficit	($47,240)

END